Exhibit 99.5
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T+44 (0) 20 7781 2000
F+44 (0) 20 7781 1800
Press release
Rio Tinto Chairman
29 October 2008
The Rio Tinto Boards of Directors have received confirmation from Chairman Paul Skinner that he intends to serve out his current term which expires in December 2009. Having served six years as Chairman and made a significant contribution to the company Mr. Skinner does not intend to seek a further term. The Boards have a process underway to identify a successor for Mr. Skinner.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
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Nick Cobban	Ian Head
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Nancy Ives
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Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
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David Ovington	Simon Ellinor
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Investor Relations, North America
Jason Combes
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Mobile: +1 801 558 2645
Email: questions@riotinto.com
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